　　　　　　　　　　　　　      March 28, 2011
VIA EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Re:	Canon Inc.’s (the "Company") Form 20-F for the fiscal year ended December 31, 2009 (the "20-F") Filed March 30, 2010 File No. 001-15122

Dear Ms. Blye:

Thank you for your March 15, 2011 letter requesting supplemental information relating to the Company’s 20-F.  Please be advised as follows:

1.           In relation to our contacts with Iran, Sudan and Syria, please see below for country-by-country and overall business updates.  As discussed below, sales to these countries have remained one-tenth of one percent (0.1%) or less of the Company’s total consolidated net sales.

(a)    Iran.  Our indirect subsidiary, Canon Middle East FZ-LLC, a company organized under the laws of the Dubai Technology, Electronic Commerce and Media Free Zone, Dubai, United Arab Emirates ("Canon Middle East"), has sales to four unaffiliated distributors in Iran.  Canon Middle East sells photographic products to two of those unaffiliated distributors in Iran, and sells copiers, facsimile machines, printers, and other office imaging products to the other two. Our direct subsidiary, Canon Europa N.V. ("Canon Europa"), the parent company of Canon Middle East, sells broadcast lenses and medical products to two unaffiliated resellers in Iran that sell these products to customers in Iran.

(b)    Sudan.  Canon Middle East sells copiers, facsimile machines, printers, and other office imaging products to an unaffiliated distributor in Sudan.

(c)     Syria.  Canon Middle East sells photographic products to one unaffiliated distributor in Syria and sells copiers, facsimile machines, printers, and other office imaging products to another unaffiliated distributor in Syria.  Canon Europa sells broadcast lenses to an unaffiliated reseller in a third country that sells these products to customers in Syria.

The Company continues to monitor its business activities in Iran, Syria and Sudan. Total net sales in those countries in 2007, 2008 and 2009 were one-tenth of one percent (0.1%) or less of the Company’s total consolidated net sales each fiscal year, which were 4,481 billion yen, 4,094 billion yen, and 3,209 billion yen, respectively.  In the most-recent subsequent period, fiscal year 2010, the Company’s net sales in those three countries continued to account for less than one-tenth of one percent (0.1%) of its total consolidated net sales, which were 3,706 billion yen.

The Company has distributor and certain related business agreements with the unaffiliated business partners described above. It does not have any agreements, commercial arrangements, or other contacts with the governments of Iran, Sudan or Syria, or with entities controlled by those governments.  The Company believes that there has been no material change in the extent or nature of its activities relating to Iran, Sudan or Syria since our previous response letter on this subject, dated June 28, 2006.

2.           The Company does not believe its contacts with Iran, Syria and Sudan are material, either individually or in the aggregate, in quantitative or qualitative terms. Aggregate sales to resellers and distributors in the countries listed above are insignificant, as noted above. Except for de minimis accounts receivables from the above-mentioned resellers and distributors, the Company does not hold any assets or liabilities related to the three countries.

Canon Europa and Canon Middle East implement export controls procedures in their sales to resellers and distributors, and sales are made only when intended for non-military use. The Company is not aware of any of its products sold for distribution in Iran, Syria and Sudan being put to military use. Given the Company’s internal export controls procedures, the extremely limited nature of our sales to resellers and distributors in these countries and our lack of a physical presence in, or investments or ties to, the governments of, these countries, we do not believe that the reporting or divestment initiatives and policies noted in your letter will have a material impact on investor sentiment or share value.

As requested, we acknowledge that:  the Company is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CANON INC.

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President and CFO